(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 1-9481 CUSIP NUMBER 278849-10-4

For Period Ended: September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

ARCHON CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

4336 Losee Road, Suite 5

Address of Principal Executive Office (Street and Number)

North Las Vegas, Nevada 89030

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Archon Corporation (or the “Company”) is unable to timely file the report on Form 10-K due on December 29, 2009, without unreasonable effort or expense, primarily because of delays experienced in completing the preparation of its consolidated financial statements for the fiscal year ended September 30, 2009. These delays relate primarily to the classification of certain transactions disclosed within its consolidated financial statements as well as the need to provide additional clarification through the filing of Form 10-K/A for the fiscal year ended September 30, 2008. The Company plans to file its report on Form 10-K on or before January 13, 2010.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Grant Siler (Name)	(702) (Area Code)	732-9120 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant did not obtain all information prior to its filing date related to required consolidated financial statement footnotes and consolidated financial statements by December 29, 2009. The Company anticipates reporting a decrease in net income for the fiscal year of approximately $58.3 million over the net income reported for the previous fiscal year.

ARCHON CORPORATION

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2009	By	/s/ Grant Siler
Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).